Form 10-K, Exhibit 13
period 1995-07-01
G&K SERVICES INC
filed 1995-09-28
CIK 39648

EXHIBIT 13



              G&K SERVICES ANNUAL REPORT TO SHAREHOLDERS FOR 1995

                         S U C C E S S   S T O R I E S

                                    G&K LOGO
                        DEDICATED TO UNIFORM EXCELLENCE





                                   COVER PAGE

OVERVIEW

G&K is the fourth-largest supplier of uniforms and related textiles in North America. G&K operates in 28 U.S. states and two Canadian provinces from 30 processing plants and 51 sales and service centers.

   G&K designs and implements uniform programs for businesses and institutions. Investments in people, technology, and operating systems help the company provide high product quality and personalized service while achieving continuous productivity improvements.

G&K's superior growth rates are the result of:

*    High customer retention levels

*    Aggressive marketing to new accounts

*    Geographic expansion through acquisitions and start-ups

*    Development of niche markets

The Company is committed to delivering the following long-term financial goals:

*    15% annual revenue growth

*    12% pretax margins

*    15% annual net income growth

*    18% return on average equity


   G&K's stock is included in the S&P SmallCap 600 Index and traded on the NASDAQ National Market System under the symbol GKSRA.


[GRAPHIC: Map of the USA and Southern Canada showing G&K locations.]

AN EXPANDING MARKET SHARE

*    4,200 employees

*    690 route salespeople

*    800 service fleet vehicles

*    600,000 garments processed each day

KEY ACCOMPLISHMENTS FOR 1995

*    Revenues increased 16.5% to $262.5 million

*    Pretax income increased 19.5%

*    Net income increased 23.6%

*    Earnings per share increased to 90 cents from 73 cents



                            INSIDE FRONT COVER PAGE

CONTENTS

OVERVIEW                                   INSIDE FRONT COVER
FINANCIAL HIGHLIGHTS ......................        1
11-YEAR FINANCIAL SUMMARY .................        5
G&K SUCCESS STORIES .......................        6
FINANCIAL REVIEW ..........................       14
FINANCIAL STATEMENTS AND NOTES ............       16
SELECTED FINANCIAL AND STOCK MARKET DATA ..       28
CORPORATE AND INVESTOR INFORMATION ........ INSIDE BACK COVER



FINANCIAL HIGHLIGHTS

                                                           Fiscal Years Ended
                                               July 1,           July 2,     One Year
                                                1995              1994        Change
OPERATING RESULTS
Revenues                                    $262,481,000      $225,229,000     16.5%
Pretax income                                 30,264,000        25,318,000     19.5%
Net income                                    18,286,000        14,791,000     23.6%
PER SHARE DATA
Earnings                                    $       0.90      $       0.73     23.3%
Dividends                                           0.07             0.069      1.4%
Book value                                          5.82              4.96     17.3%
Average common shares outstanding             20,378,000        20,338,000      0.2%
FINANCIAL POSITION
Working capital                             $ 44,870,000      $ 29,351,000     52.9%
Total assets                                 253,333,000       205,064,000     23.5%
Long-term debt                                76,519,000        54,676,000     39.9%
Stockholders' equity                         118,529,000       100,857,000     17.5%
Cash flows from operating activities          21,733,000        28,054,000    (22.5%)
OPERATING RATIOS
Current ratios                                     2.1:1             1.9:1
Debt as a percent of total capitalization           41.5%             37.4%
Return on average equity                            16.7%             15.5%
Pretax margin                                       11.5%             11.2%
Effective tax rate                                  39.6%             41.6%

[GRAPH]

REVENUES
(in $ Millions)

1991      $176.2
1992       194.7
1993       207.9
1994       225.2
1995       262.5

[GRAPH]

NET INCOME
(in $ Millions)

1991     $ 7.8
1992       8.6
1993      11.1
1994      14.8
1995      18.3

[GRAPH]

STOCKHOLDERS' EQUITY
(in $ Millions)

1991      $76.8
1992       82.4
1993       90.2
1994      100.9
1995      118.5

TO OUR SHAREHOLDERS

Fiscal 1995 was a year of continued progress for G&K. Both revenues and net income continued to expand at strong rates. G&K's U.S. operations again achieved the highest revenue growth rate, exclusive of acquisitions, of all its major competitors. The Canadian rental division grew at an accelerated double-digit pace. Operating income and net income margins rose for the fourth consecutive year.

REVENUES RISE 16 PERCENT
Consolidated revenues increased by 16 percent to $262.5 million. U.S. rental revenues were up by 17 percent, and Canadian rental revenues grew by 13 percent in local and 10 percent in U.S. currency. The Canadian / U.S. exchange rate stabilized during the year. This helped reduce the dis counting of Canadian financial results that occurred during the prior two years. Combined revenues from our Direct Purchase division and the external sales of our manufacturing operations grew by 51 percent to $10.6 million.

EARNINGS UP 24 PERCENT
Operating income increased 21 percent to $36.1 million, as margins rose from
13.2 percent to 13.8 percent. Net income grew 24 percent to $18.3 million, or 90 cents per share, compared with $14.8 million, or 73 cents in 1994. Over the past 10 years, G&K has achieved a compounded annual growth rate of 19 percent in net income.

RECORD U.S. RESULTS
U.S. rental operations again produced record results, continuing to build momentum. The 17 percent revenue increase, all internally generated, was well over the 12 percent rate achieved in 1994. Key factors included a 25 percent rise in the dollar value of new accounts sold, further improvement in account retention rates and slightly better pricing. Operating earnings kept pace with revenues, increasing 18 percent with margins similar to last year. This growth was achieved despite the losses generated by start-up operations begun during the past two years. Start-ups generally require several years to reach breakeven.

CONTINUED IMPROVEMENT IN CANADA
In Canada, we continued the improvement that began two years ago. Revenues from uniform rentals grew 13 percent in local dollars compared with 6 percent in 1994. The dollar value of new accounts written increased by almost 20 percent, while account retention rates improved for the third consecutive year. Operating income jumped by 47 percent as margins rose sharply once again. The combination of greater operational efficiencies in most areas, further reductions in overhead, and accelerating revenue growth generated strong earnings gains. Operating procedures and margins in the U.S. and Canada are now quite similar. These results, achieved after several years of very hard work to upgrade our Canadian division, reinforce our confidence in the long-term value of this investment.

MARKETING PROGRESS
G&K made further progress on several existing marketing projects, as well as initiating some new ventures. Our Major and National Accounts division, begun last year, expanded further as we added staff and geographic coverage. Sales results exceeded our early targets and contributed almost 16 percent of the total dollar volume of new accounts sold. We created a staff coordinator position, a central database for prospects, and a specialized reporting system for cus tomers in this group, most of whom have multiple locations receiving service but require regional or central

[PHOTO]

Left to Right
WILLIAM HOPE, President and Chief Operating Officer
STEPHEN F. LABELLE, Secretary and Treasurer
THOMAS MOBERLY, Vice President
RICHARD FINK, Chairman of the Board and Chief Executive Officer

tracking of results. We now are designing a special sales training program for the unique needs of the division. Although still in its early stages, we have high expectations for this venture.

   We opened three new markets in 1995 by entering Indianapolis, Las Vegas and Omaha with start-up opera tions, processing the work in existing plants. Excellent progress is being made in each location.

   The Direct Purchase division, now operating as a separate group, made strong gains during the year. As sales expanded rapidly, we further refined our target markets, and introduced new customized software. Customer reactions have been very encouraging, and we plan to promote this division aggres sively during the coming year.

   Finally, our specialized service to manufacturers of electronic products continued to expand. These manufacturers produce highly refined products that can be ruined by tiny particles floating in the air. To prevent this, manufacturers make the products in chambers called "cleanrooms" that are equipped with highly filtered air to remove particles introduced by people, clothing, or other sources of contamination. G&K provides garments made of special fabrics that are laundered, tested, and packaged in a similar cleanroom environment. G&K currently operates two cleanroom locations. Our new facility in San Jose, the most technically advanced on the West Coast, will strengthen our ability to respond to the needs of this growing market.

   Work also continued on a variety of service and product improvements based on results from our ongoing customer satisfaction surveys. New procedures are being installed to ensure that customers receive the product quality and service best suited to their needs. We also have made changes in the ways we communicate with customers to be certain we are meeting their expectations. Our route service people, who know their accounts best, are being given greater authority to make final decisions on quality issues and receive added help through new training programs and staff support.

INVESTMENTS FOR GROWTH AND PROFITABILITY
G&K's investments in capacity and technology reached a new level in the past year, as we spent $36.5 million to provide needed support for our planned growth. We completed new processing plants in Kansas City, San Jose, and Seattle, and a new service distribution center in St. Paul. We began building plants in Fort Lauderdale and in Cambridge, Ontario. Both facilities will open early this fall. We also purchased land for future facilities in several areas.

   In April we opened a newly designed and automated stock room in Milwaukee to distribute garments on a regional basis. We believe regional facilities will help reduce inven tories while increasing productivity through automated equipment which is made practical by the higher volumes being processed. If this facility performs well, we will extend the concept to other locations.

   The company also invested in other new technologies. We purchased special software to help us design more efficient delivery routes. With over 650 routes in our system, the potential for increased productivity is significant. An early test of the product in one large market was very encouraging.

   A new automated garment sorting system was installed in one G&K plant. This product takes all of one day's garments and sorts them by route, account, and individual wearer without human intervention. It can be programmed in a variety of sequences to provide maximum flexibility. We hope this investment will further improve our shipping accuracy as well as provide significant labor savings.

   An integrated communications system now ties all our com puters into one network, allowing all of them to "talk" to each other. A sophisticated database and report writing module facilitates the consolidation, data access, and customized reporting of information in any configuration, and makes it available to many levels of management. This provides a powerful analytic tool, and will eliminate large amounts of paperwork.

   In September 1994 we purchased the assets of BCP Corporation, a garment manufacturing firm operating from two plants in Mississippi and a third in the Dominican Republic. Our plan is to produce about half our garment requirements internally. As demand grows to fully utilize our productive capacity, we expect to achieve significant cost savings. We also will have greater ability to serve the special needs of large corporate clients.

NEW PEOPLE STRENGTHEN MANAGEMENT
AND BOARD OF DIRECTORS
We continue to emphasize the development of people to staff the company's rapid growth. A new position, Director of Human Resources, was created to manage and enhance G&K's programs in recruitment, training, compensation and benefits, and career development. David Anderson, an experienced and resourceful professional with extensive background in growth companies, joined G&K to fill this role. We believe he will add focus and consistency to these critical areas.

   Two new members, Paul Baszucki and Wayne Fortun, joined G&K's Board of Directors in 1995. Paul is Co-Chairman and Chief Executive Officer of Norstan, Inc., an international marketer of electronic communications equipment. Wayne is President and Chief Operating Officer of Hutchinson Technology, a leading manufacturer of suspension systems for disk drives. Their broad experience will be very helpful in our discussions.

   We expect G&K will show continued progress in 1996, and hope the results achieved will continue to earn the support of our shareholders.

Sincerely,

/s/ Richard Fink
RICHARD FINK
Chairman of the Board and
Chief Executive Officer


/s/ William Hope
WILLIAM HOPE
President and
Chief Operating Officer

ELEVEN-YEAR SUMMARY                          G&K Services, Inc. and Subsidiaries


                                 1995          1994          1993          1992          1991          1990
PER SHARE
Revenues                     $  12.88      $  11.07      $  10.25      $   9.62      $   8.72      $   5.89
Assets                          12.43         10.08          9.95          9.89         10.19          5.07
Equity                           5.82          4.96          4.44          4.07          3.80          3.47
Earnings                         0.90          0.73          0.55          0.42          0.38          0.51
Dividends                        0.07          0.07          0.07          0.07          0.07          0.07
Price: High                     19.50         17.00         13.00         13.33         11.00         10.75
       Low                      13.00         11.69          8.83          8.67          6.08          7.08
Avg. P/E                         18.1          19.7          19.9          25.9          22.2          17.6
Med. Yield                       0.43%         0.48%         0.61%         0.61%         0.78%         0.75%

INCOME DATA (000'S)
Revenues                     $262,481      $225,229      $207,904      $194,716      $176,233      $118,656
Operating Income               36,103        29,751        24,994        21,539        16,632        16,875
Net Other Inc. & Exp.          (5,839)       (4,433)       (7,227)       (7,422)       (7,541)         (412)
Pretax Income                  30,264        25,318        19,113        14,117        12,326        16,463
Income Taxes                   11,978        10,527         7,990         5,535         5,255         6,255
Net Income                     18,286        14,791        11,123         8,582         7,771        10,208
Shares Outstanding             20,378        20,338        20,290        20,238        20,202        20,151

BALANCE SHEET (000'S)
Current Assets                $87,319       $63,530       $58,982       $52,302       $56,728       $33,503
Net Fixed Assets              114,450        89,584        85,875        85,435        81,862        57,210
Total Assets                  253,333       205,064       201,822       200,084       205,806       102,088
Current Liabilities            42,450        34,179        36,388        33,855        28,703        17,120
Long-term Debt                 76,519        54,676        59,803        68,421        85,942         9,088
Stockholders' Equity          118,529       100,857        90,158        82,439        76,835        69,887

FUNDS FLOW DATA (000'S)
From Operating Activities     $21,733       $28,054       $23,090       $25,112       $17,833       $15,929
Used for Investment           (45,345)      (17,541)      (13,072)      (15,257)      (94,063)      (21,242)
From Financing                 21,526        (8,556)       (5,961)       (8,616)       78,351         5,309
Change, Cash and Equivalent    (2,086)          546         2,704          (111)          774        (1,348)

RATIO ANALYSIS (%)
Operating Margin                13.75%        13.21%        12.02%        11.06%         9.44%        14.22%
Pretax Margin                   11.53         11.24          9.19          7.25          6.99         13.87
Effective Tax Rate              39.58         41.58         41.80         39.21         42.63         37.99
Net Margin                       6.97          6.57          5.35          4.41          4.41          8.60
Asset Turnover (1)             128.00        111.60        103.91         94.61        172.63        139.30
Return on Assets (1)             8.92          7.33          5.56          4.17          7.61         11.98
Financial Leverage             213.73        203.32        223.85        242.71        267.85        146.08
Return on Average Equity        16.67         15.49         12.89         10.78         10.59         15.60
Retention Rate                  92.20         90.46         87.84         84.27         82.67         86.83
Implied Growth Rate             15.37         14.01         11.32          9.08          8.76         13.54


(table continued)

                                 1989          1988          1987          1986          1985

PER SHARE
Revenues                     $   5.40      $   4.78      $   5.05      $   4.54      $   4.14
Assets                           4.22          3.95          3.63          3.40          2.83
Equity                           3.03          2.74          1.73          1.46          1.28
Earnings                         0.41          0.37          0.30          0.25          0.21
Dividends                        0.06          0.06          0.06          0.06          0.05
Price: High                      8.11          7.78          6.15          3.56          3.24
       Low                       6.44          4.00          3.00          2.52          2.02
Avg. P/E                         17.7          15.7          15.4          12.3          12.6
Med. Yield                       0.85%         1.08%         1.28%         1.82%         1.96%

INCOME DATA (000'S)
Revenues                     $108,817       $94,007       $80,755       $71,586       $63,830
Operating Income               12,996        11,512         9,950         8,060         6,673
Net Other Inc. & Exp.             410           398          (640)         (627)         (738)
Pretax Income                  13,406        11,910         9,310         7,433         5,935
Income Taxes                    5,094         4,547         4,569         3,531         2,721
Net Income                      8,312         7,363         4,741         3,902         3,214
Shares Outstanding             20,162        19,676        16,002        15,766        15,415

BALANCE SHEET (000'S)
Current Assets                $31,999       $35,286       $23,642       $22,848       $19,477
Net Fixed Assets               42,270        33,894        28,941        26,321        20,950
Total Assets                   85,181        77,758        58,151        53,559        43,693
Current Liabilities            15,569        15,539        12,376        12,809        11,904
Long-term Debt                  3,766         3,414        13,809        14,332         9,435
Stockholders' Equity           61,015        54,009        27,618        22,966        19,701

FUNDS FLOW DATA (000'S)
From Operating Activities     $15,537       $12,438       $ 9,674       $ 9,327       $ 6,603
Used for Investment           (14,851)      (19,543)       (8,425)      (11,988)       (6,382)
From Financing                    437         9,497        (1,054)        4,326         1,047
Change, Cash and Equivalent      (131)        1,138          (739)          793           474

RATIO ANALYSIS (%)
Operating Margin                11.94%        12.25%        12.32%        11.26%        10.45%
Pretax Margin                   12.32         12.67         11.53         10.38          9.30
Effective Tax Rate              38.00         38.18         49.08         47.50         45.85
Net Margin                       7.64          7.83          5.87          5.45          5.04
Asset Turnover (1)             139.94        161.66        150.78        163.84        167.24
Return on Assets (1)            10.69         12.66          8.85          8.93          8.42
Financial Leverage             139.61        143.97        210.55        233.21        221.78
Return on Average Equity        14.45         18.04         18.75         18.29         17.55
Retention Rate                  84.91         82.97         80.30         77.65         75.30
Implied Growth Rate             12.27         14.97         15.05         14.20         13.21


TEN-YEAR HIGHLIGHTS

* Compound Annual Revenue Growth of 15.2%
* Compound Annual Net Income Growth of 19.0%
* Compound Annual Returns to Shareholders of 23.3%

(1) Based on beginning amounts

BUILDING SUCCESSFUL GROWTH

Today's customers have continually rising expectations. They demand a wider choice of products and higher standards of quality. They ask for service that is more personal, more flexible, and more dependable. They want to receive detailed activity summaries tracking the results achieved in their program. They look for their supplier to actively solicit their concerns or requests and then to respond promptly with relevant information and effective solutions. In short, they are seeking a partner who has the skills, resources, and concern to make their uniform program achieve its goals while leaving themselves free to focus on the core activities of their business.

   G&K works hard to be that partner by offering unique programs that cement long-term relationships with existing customers. The same programs, aggressively sold, are the basis for our success in attracting new customers, both those already wearing uniforms and those considering it for the first time. To this effort, we add continual expansion into new geographic areas, plus the development of market niches featuring new products, processes or distribution channels. The result has been a growth rate more than twice that of our industry, and the highest rate of internal growth among all the major companies.

HIGH CUSTOMER RETENTION LEVELS
High growth rates require high customer retention rates. In today's aggressive markets, G&K's customers are continually solicited by other suppliers. Yet our retention rates have improved steadily over the past three years and are now at an all-time high. During the most recent five-year period, G&K lost less than two percent of its revenues annually to competitors. We believe this strong result is based on G&K's unique quality and service programs.


WHEELER MACHINERY

Wheeler sells all types of Caterpillar heavy equipment. Then we service the equipment - on-site as well as in our shop. When it comes to uniforms, we've got a variety of needs: everything from coveralls for the guys working in the radiator shop, to dress pants and shirts for sales and service people like me.
   We've worked with G&K for about six years. Their people are always willing to do what it takes to give us what we need. If we run out of hand towels or shop rags, they come right out with them. If someone has a problem with a uniform, they get an answer right back - and they tell us what caused the problem and what they're doing to correct it.

JOHN BINGHAM
Sales/Service Manager
Wheeler Machinery

[PHOTO]

John Bingham, Sales/Service Manager for Wheeler Machinery, with Ryan Hill, Route Supervisor for G&K in Salt Lake City, Utah

   G&K's quality systems are designed to deliver products that consistently meet customer expectations. Training programs for our in-plant people emphasize knowledge of G&K's quality standards. Multiple inspection checkpoints monitor our performance against our standards and help isolate problem areas for remedial work. Employee-based improvement teams continually review progress in each area and suggest system changes that will produce even more consistent results. The quality guarantees in our customer contracts express our confidence in the products our customers receive.

   G&K's service procedures are designed to control and track important service details, and to ensure that inventory changes, billings, repairs, replacements, and other account activities are performed promptly and recorded accurately. All service personnel receive intensive continuous training aimed at improving their problem-solving and interpersonal skills, and increasing their value to each account. People in contact with customers are empowered to provide quick responses to all questions and problems, helping to build trust and confidence in their ability and authority. Finally, customers receive a steady flow of detailed information about their program. This encourages early discussion of issues and trends and helps develop a partnering relationship. Underlying all of this is G&K's culture of total commitment to exceeding customer expectations and to expanding the business vision and personal development of our people.

STRONG NEW ACCOUNT SALES
In addition to retaining existing accounts, we have been exceptionally successful in adding new ones.

   G&K's rapid growth within existing markets has steadily accelerated. New account sales in 1995, excluding those from start-up markets begun this year, increased more than 20 percent over last year. The same program features that

NUMERICAL
PRODUCTIONS

We worked with another company before G&K came to town. I'm in charge of uniforms, and I used to get lots of complaints about ones that were missing or torn. I was looking for two things. First, the uniforms had to get here on time. We use CNC (computer numerical controls) to machine parts from cast iron and bar stock. That means clothes get dirty - and none of our people want to ruin their clothes. Second, I wanted to make sure that if something went wrong, someone would fix it - fast.

   We liked G&K's computerized system - which makes it a lot easier to keep track of uniforms for the 60 people here. G&K has done a couple of things that surprised me. They came out and measured everybody before the program began. And they do regular check-up visits, without being asked. The other company only showed up if there was a problem. We've been happy with how clean our uniforms are and how well they're wearing. We work with G&K because they live up to what they promise.

RICK HOLLON
Manufacturing Manager
Numerical Productions

[PHOTO]

Rick Hollon, Manufacturing Manager for Numerical Productions, with Fred Padden, Route Salesperson for G&K in Indianapolis earn the loyalty of existing customers appeal to prospective customers. Using G&K's quality and service systems as the basis of their approach, our sales force sets new records each year.

   G&K's sales success has been aided by a number of factors. Our marketing department, greatly expanded in recent years, has provided research to help focus our sales efforts on more desirable market segments and has developed improved sales materials. We are placing primary emphasis on adding accounts from the service, distribution, and light manufacturing sectors. These accounts generate only light soil, and use uniforms primarily to promote image and identity. They find G&K's quality-focused programs especially well designed to meet their needs. Over half the new accounts we add each year are wearing uniforms for the first time. Our success each year in convincing so many firms to begin a uniform program is strong evidence of the widening appeal of the rental uniform concept and of G&K's program in particular.

   We have also strengthened our field sales force. Its size was expanded by 30 percent during the past two years. We developed new training programs for both managers and salespeople, upgrading the contents to emphasize our target markets, and introducing new teaching methods that utilize the most current technologies. These changes helped us achieve significant improvements in sales productivity during each of the last two years, as well as record total sales increases.

   G&K's new account growth is also supported by the efforts of our route salespeople. A large portion of new account volume is generated by this group. Both individual productivity and total sales have increased at a rapid pace, setting records in each of the last three years. Our route people receive regular sales training and are very effective in presenting the G&K message.


SMARTE CARTE

We have baggage carts and lockers in airports, train and bus stations from Hawaii to Germany, and baby strollers in retail malls, zoos and amusement parks around the country. That means we need heavy clothes - like parkas - for cold climates, and lighter, looser fitting materials for the tropics. The styles need to reflect local cultures as well as be loose fitting, so our cart associates can move freely. Since there can be high turnover among our associates, and they can work odd hours in far flung areas, traditional uniform leasing wouldn't work. And keeping a stock of uniforms at our Minneapolis headquarters, then sending them out on request, was a logistical nightmare.

   G&K ships directly to our locations. Everything is pre-packaged so general managers don't have to sort through bundles of clothing anymore. When you think of how complex our program is, what's three missing shirts? But we never get that kind of response - no concern is too small. We work with G&K because customer service is a given. That's the business we're in, too, so we know a good job when we see it.

KAREN KLEIN
Executive Projects Administrator
Smarte Carte

[PHOTO]

Karen Klein, Executive Projects Administrator for Smarte Carte, with Brad Larson, Direct Purchase Account Manager at G&K in Minneapolis.

DEVELOPMENT OF NEW MARKETS
The final source of G&K's record growth is based on our development of new markets. Geographically we have continued to expand into additional areas. Since 1992 G&K has entered 12 new markets with start-up operations, and plans to continue this process. We will also continue to seek entry to new markets through suitable acquisitions. Despite our considerable national presence we still have reached only a portion of our geographic potential.

   Niche markets add further opportunities. Our National Account group, described earlier, is one example. As G&K's geographic coverage expands, our ability to service such accounts improves. The potential from this customer group is very significant. Other special markets include food, electronics, and pharmaceutical manufacturers; use of flame retardant garments; and the devel oping use of casual wear garments. These and other new developments all offer exciting possibilities for extending the use of rental uniform programs.

   G&K's direct purchase division, begun two years ago, adds growth possibilities in a different direction. The uniform purchase market is twice as large as that for uniform rentals and contains numerous segments. We believe our new venture will grow rapidly and will add another option for our customers.

AN EXCITING FUTURE
G&K's rapid expansion is built on solid ground. We are confident in our ability to develop the promising markets we are in, to add others, and to continue strengthening our position as a growth leader. The future looks very exciting.


LAMB RESEARCH
AND DEVELOPMENT

We were looking for a one-stop shop with cleanroom clothing, suits, rugs and other items. We also wanted water washing, because dry cleaning left our clothing with an un pleasant smell. I visited several vendors. G&K impressed me because they had very little notice that I was coming, yet their place was spotless and well organized - definitely not the same experience I had elsewhere.

   Lamb's uniform program has to meet a couple of challenges. We make semi conductor processing systems that our customers use on silicon wafers. Our cleanrooms require particulate-free apparel to meet quality control standards. We also are a fast-growing company: going from one to 10 buildings in the last two-and-a-half years. With cleanrooms in four of those buildings and about 1,000 employees in uniforms scattered around all of them, we need special help. G&K provides this through two on-site employ ees who make sure our labs are well-stocked and, in general, jumping when we make a request. I never have to tell them to do something twice.

JUDY ELRITE
Senior Buyer
Lamb Research and Development

[PHOTO]

Judy Elrite, Senior Buyer for Lamb Research and Development, with G&K's Cleanroom Division Manager, Winston Hart, at the San Jose cleanroom laundry.

FINANCIAL REVIEW


PERFORMANCE AGAINST LONG-TERM
FINANCIAL GOALS

REVIEW OF GOALS VERSUS ACTUAL PERFORMANCE

                       Financial  Fiscal    5-Year    10-Year
                         Goal      1995     Results   Results

Revenue Growth (1)        15%      16.5%    17.2%     15.2%
Pretax Margins            12%      11.5%     9.2%     10.7%
Net Income Growth (1)     15%      23.6%    12.4%     19.0%
Return on Average
   Equity                 18%      16.7%    13.3%     15.2%

(1) Compound annual growth rate

G&K Services, founded in the 1930s, has grown into one of North America's leading uniform leasing companies. Since going public in 1969, its revenues have expanded at a compound annual rate of 15.1%. To maintain and strengthen its leadership position, the Company established the minimum long-term financial goals shown above. Over the years, G&K has met or exceeded most of these goals.

   G&K exceeded the goal of 15% compound annual revenue increases not only in fiscal 1995 (at 16.5%) but for the last five- and ten-year periods (17.2% and 15.2%, respectively). This rate of growth surpassed the uniform leasing industry in general, which has expanded at a 7-8% annual rate during the period. Top-line growth during the past five years has been driven by the strong demand for G&K's products and services, the acquisition of Work Wear Canada in September 1990, and expansion into new U.S. markets.

   Pretax margins drew much closer to the 12% goal in fiscal 1995. In 1991, margins came under pressure from costs associated with the Work Wear acquisition and costs associated with start-ups in new markets. A combination of continued strong results from U.S. locations and big improvements in our Canadian operations allowed the Company to make steady progress during this period. Pretax margins have moved up from 7.0% in 1991 to 11.5% in 1995.

   G&K saw a 23.6% increase in net income in fiscal 1995. G&K's strong revenue growth, combined with improving margins produced net income of $18.3 million in 1995. Annual net income growth was 12.4% over the last five years, but 19.0% over the ten- year period since fiscal 1985.

   As G&K's margins have continued to expand, so has return on average equity. The improvement of 1.2 percentage points from last year to 16.7%, brought the Company much closer to its 18% goal.

FISCAL 1995 COMPARED WITH FISCAL 1994
Revenues rose 16.5% to $262,481,000 in fiscal 1995. Excluding the contribution by the manufacturing division acquired in September 1994, revenues improved by 15.3%, over 50% greater than the comparable increase of 10% in fiscal 1994 over 1993.

   U.S. operations posted a particularly strong year. Internal growth reached 17.2% for fiscal 1995 compared with 13.7% for the prior year. Key contributors to higher revenues include a 25% rise in the dollar value of new accounts sold, an improvement in account retention rates, and modest price increases. Including the sales from the new manufacturing operation, U.S. revenues rose 18.8%.

   Canadian operations continued to improve. Revenues were up 10.8% in Canadian currency compared to a 6% improvement in fiscal 1994 from 1993. In U.S. dollars,


[GRAPH]

REVENUES
(in $ Millions)

1991      $176.2
1992       194.7
1993       207.9
1994       225.2
1995       262.5

[GRAPH]

PRE-TAX MARGIN
(percent)

1991       7.0%
1992       7.3
1993       9.2
1994      11.2
1995      11.5

[GRAPH]

NET INCOME
(in $ Millions)

1991      $ 7.8
1992        8.6
1993       11.1
1994       14.8
1995       18.3

[GRAPH]

RETURN ON
AVERAGE EQUITY
(percent)

1991      10.6%
1992      10.8
1993      12.9
1994      15.5
1995      16.7
this translated into a 7.5% increase for the current year compared to a 1% decline in fiscal 1994. The dollar value of new accounts written grew 17% in fiscal 1995, and account retention rates again improved.

   Operating expenses lagged the rise in revenues, up 15.0% versus the 16.5% revenue increase. As a percentage of revenues, operating expenses declined to 54.4% for 1995 compared with 55.1% for the prior year and 55.7% in fiscal 1993. This decline resulted primarily from improvements in Canadian operations and continued strong performance from U.S. operations. Although the Company has been identified as a "potentially responsible party" under the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and similar state laws, at various waste disposal sites, the Company does not believe that it was a significant generator of environmental waste at any of the identified sites. Consequently, the Company is of the opinion that any liability it may ultimately face in connection with these proceedings will not result in any significant Company expenditures, and should not have a material adverse effect on the Company's consolidated results of operation, liquidity or financial position. Reference is made to the Business section of the Company's Annual Report on Form 10-K for a more detailed discussion of these environmental proceedings.

   Selling and administrative expenses increased 16.4% to $56,909,000. They represented 21.7% of total revenues, remaining stable with the prior year and down from 22.5% in fiscal 1993. Selling costs as a percent of revenues increased from the prior year due to improved new sales results, and from the costs associated with the three new start-up loca tions. Selling cost increases were offset as administrative costs expanded at a rate slower than revenues.

   Operating income rose 21.3% to $36,103,000 for the year. Operating margins continued their pattern of improvement, reaching 13.8% in 1995 compared with 13.2% in 1994 and 12.0% in 1993. U.S. operating margins remained strong, at about 14%, despite losses from the several start-up locations begun during the past few years and losses associated with the acquisition in September 1994 of a uniform manufacturing division. For the third consecutive year, Canadian operating margins increased sharply. Canadian operating margins are now comparable to those achieved in G&K's U.S. locations.

   Net income grew 23.6% to a record $18,286,000 or 90 cents per share, compared with $14,791,000, or 73 cents per share in fiscal 1994. The gain is larger than the increase in operating income as higher interest expense, due to increased debt levels, was offset by lower effective income tax rates (39.6% versus 1994's 41.6%), primarily related to higher Canadian profit levels. Net income margins increased for the third consecutive year, reaching 7.0% compared with 6.6% in 1994 and 5.3% in fiscal 1993.

FISCAL 1994 COMPARED WITH FISCAL 1993
Total revenues for fiscal 1994, a 52-week period, rose 8% to $225,229,000. There were 53 weeks in fiscal 1993. On a comparable 52-week basis, 1994 annual revenues increased 10%. The Company's U.S. business turned in a strong performance with a revenue gain of nearly 14% due to record new account activity and high customer retention rates. This growth rate was 3 percentage points greater than that achieved in 1993, and was achieved without the benefit of acquisitions. Selling prices remained relatively constant during 1994. Canadian revenues gained 6% in Canadian dollars. Including the effect of currency translations, Canadian revenues in U.S. dollars declined 1% for the year.

   Net income rose nearly 33% to $14,791,000, or 73 cents per share, in 1994. Net income benefited from higher oper at ing income and reduced interest due to lower borrowing levels compared with 1993. Operating income improvement resulted from a continued strong U.S. performance combined with a dramatic improvement in Canada. Net income for fiscal 1993 included proceeds from a fire insurance settle ment which were offset by an increase in the federal income tax rate, resulting in a net gain of approximately 2.5 cents per share.
Excluding the effects of these items, net income for fiscal 1994 increased by 39% over 1993.


[GRAPH]

CASH FLOWS FROM
OPERATING ACTIVITIES
(in $ Millions)

1991     $17.8
1992      25.1
1993      23.1
1994      28.1
1995      21.7

[GRAPH]

STOCKHOLDERS' EQUITY
(in $ Millions)

1991      $76.8
1992       82.4
1993       90.2
1994      100.9
1995      118.5

[GRAPH]

DEBT AS A PERCENTAGE
OF TOTAL CAPITALIZATION
(percent)

1991      53.5%
1992      48.8
1993      43.8
1994      37.4
1995      41.5

LIQUIDITY AND FINANCIAL RESOURCES
Cash flow from operating activities decreased 22.5% to $21,733,000 for fiscal 1995. The decrease despite the strong increase in net income results from the growth in working capital. This was primarily due to a large increase in new garment inventory related to the purchase and operations of the new garment manufacturing division. In fiscal 1994, operating cash flow grew 21.5%, reflecting the 33.0% increase in net income.

   Working capital at July 1, 1995, was $44,870,000, up 52.9% from the July 2, 1994 level of $29,351,000. The greatest change is in new inventory amounts which resulted from the purchase and operation of the manufacturing divi sion acquired in September 1994. The increase also reflects higher levels of receivables and rental merchandise in service inventories to accommodate the 1995 growth in revenues.

   Long-term debt, including current maturities was $83,964,000 at July 1, 1995, an increase of 39.4% from $60,228,000 at July 2, 1994. The increased borrowings were utilized to purchase the manufacturing division, fund increased working capital, and pay for capital spending of $36,545,000. In fiscal 1996, estimated capital expenditures are antici pated to be approximately $34,000,000. The Company's ratio of debt to total capital ization increased to 41.5% from 37.4% at the end of fiscal 1994, but was below the 43.8% reported at the end of fiscal 1993. The Company has a $74 million existing line of credit, of which 56% was outstanding at the end of fiscal 1995.

   Stockholders' equity grew 17.5% to a record $118,529,000, in fiscal 1995, compared with $100,857,000 at the end of 1994. G&K's return on average equity increased to 16.7%, compared with 15.5% and 12.9% respectively, for fiscal 1994 and fiscal 1993.

   Management believes that cash flows generated from oper ations and existing lines of credit should provide adequate funding for its current businesses and expansion program.


CONSOLIDATED STATEMENTS OF INCOME            G&K Services, Inc. and Subsidiaries

                                                                  For the Fiscal Years Ended
                                                           July 1,          July 2,         July 3,
                                                            1995             1994            1993
REVENUES                                               $ 262,481,000    $ 225,229,000    $ 207,904,000
EXPENSES
   Operating                                             142,756,000      124,141,000      115,718,000
   Cost of merchandise sold                                9,335,000        6,689,000        5,944,000
   Selling and administrative                             56,909,000       48,886,000       46,750,000
   Depreciation                                           14,703,000       12,631,000       11,454,000
   Amortization of intangibles                             2,675,000        3,131,000        3,044,000
      Total operating expenses                           226,378,000      195,478,000      182,910,000
INCOME FROM OPERATIONS                                    36,103,000       29,751,000       24,994,000
   Interest expense                                        7,076,000        5,814,000        7,249,000
   Interest income                                          (235,000)        (254,000)        (399,000)
   Other (income) expense, net                            (1,002,000)      (1,127,000)         377,000
INCOME BEFORE INCOME TAXES AND FIRE GAIN                  30,264,000       25,318,000       17,767,000
   Gain from fire insurance settlement                          --               --          1,346,000
                                                          30,264,000       25,318,000       19,113,000
   Provision for income taxes                             11,978,000       10,527,000        7,990,000
NET INCOME                                             $  18,286,000    $  14,791,000     $ 11,123,000
   Weighted average number of shares outstanding (1)      20,378,000       20,338,000       20,290,000
NET INCOME PER SHARE (1)                               $        0.90    $        0.73     $       0.55


(1) Adjusted for effect of 3-for-2 stock split, effected in the form of a dividend, during 1994.

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS                  G&K Services, Inc. and Subsidiaries

                                                              July 1,           July 2,
ASSET                                                          1995              1994
CURRENT ASSETS
   Cash                                                   $   3,045,000    $   5,131,000
   Accounts receivable, less allowance for doubtful
      accounts of $824,000 and $722,000                      32,674,000       26,326,000
   Inventories                                               48,547,000       29,678,000
   Prepaid expenses                                           3,053,000        2,395,000
Total current assets                                         87,319,000       63,530,000
PROPERTY, PLANT AND EQUIPMENT
   Land                                                      16,159,000       14,495,000
   Buildings and improvements                                50,852,000       40,984,000
   Machinery and equipment                                  106,365,000       93,440,000
   Automobiles and trucks                                    20,713,000       15,812,000
   Less accumulated depreciation                            (79,638,000)     (75,147,000)
Total property, plant and equipment                         114,451,000       89,584,000
OTHER ASSETS
   Goodwill, net                                             35,577,000       35,188,000
   Restrictive covenants and customer lists, net              8,366,000        9,408,000
   Other, principally prepaid pensions                        7,620,000        7,354,000
Total other assets                                           51,563,000       51,950,000
                                                          $ 253,333,000    $ 205,064,000

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                       $  12,086,000    $   8,879,000
   Accrued expenses -
      Salaries and employee benefits                          6,999,000        6,257,000
      Other                                                   5,773,000        4,744,000
   Reserve for income taxes                                  10,146,000        8,747,000
   Current maturities of long-term debt                       7,445,000        5,552,000
Total current liabilities                                    42,449,000       34,179,000
LONG-TERM DEBT, NET OF CURRENT MATURITIES                    76,519,000       54,676,000
DEFERRED INCOME TAXES                                        10,582,000       11,014,000
OTHER NONCURRENT LIABILITIES                                  5,254,000        4,338,000
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY
   Common stock, $.50 par
      Class A, 50,000,000 shares authorized,
        and 18,543,360 shares issued and outstanding          9,272,000        9,249,000
      Class B, 20,000,000 shares authorized,
         and 1,865,089 shares issued and outstanding            933,000          933,000
   Additional paid-in capital                                19,228,000       18,853,000
   Retained earnings                                         95,174,000       78,237,000
   Cumulative translation adjustment                         (6,078,000)      (6,415,000)
Total stockholders' equity                                  118,529,000      100,857,000
                                                          $ 253,333,000    $ 205,064,000


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS        G&K Services, Inc. and Subsidiaries

                                                                 For the Fiscal Years Ended
                                                          July 1,         July 2,         July 3,
                                                           1995            1994            1993
CASH FLOWS FROM OPERATING ACTIVITIES
   Net income                                          $ 18,286,000    $ 14,791,000    $ 11,123,000
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization                      17,378,000      15,762,000      14,498,000
      Noncurrent deferred income taxes                     (436,000)       (998,000)       (231,000)
   Changes in current operating items:
      Inventories                                       (15,671,000)     (2,977,000)     (2,264,000)
      Accounts receivable and prepaid expenses           (5,322,000)     (2,071,000)     (2,803,000)
      Accounts payable and other current liabilities      6,328,000       3,012,000       2,054,000
   Other, net                                             1,170,000         535,000         713,000
Net cash provided by operating activities                21,733,000      28,054,000      23,090,000
CASH FLOWS FROM INVESTING ACTIVITIES
   Property, plant and equipment additions, net         (36,545,000)    (17,541,000)    (13,252,000)
   Acquisition of business assets                        (8,800,000)           --              --
   Sale of short-term investments                              --              --           180,000
Net cash used for investing activities                  (45,345,000)    (17,541,000)    (13,072,000)
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from debt financing                          15,000,000      19,683,000            --
   Proceeds (repayments) on line of credit, net           8,583,000     (28,239,000)     (5,984,000)
   Cash dividends paid                                   (1,427,000)     (1,411,000)     (1,353,000)
   Escrow receivable                                       (653,000)           --              --
   Sale of common stock                                      23,000            --            23,000
Net cash provided by (used for) financing activities     21,526,000      (9,967,000)     (7,314,000)
INCREASE (DECREASE) IN CASH                              (2,086,000)        546,000       2,704,000
CASH:
   Beginning of year                                      5,131,000       4,585,000       1,881,000
   End of year                                         $  3,045,000    $  5,131,000    $  4,585,000


SUPPLEMENTAL CASH FLOW INFORMATION
   Cash paid for:
      Interest                                         $  6,917,000    $  5,683,000    $  6,877,000
      Income taxes                                     $ 10,578,000    $  9,878,000    $  5,649,000


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF
  STOCKHOLDERS' EQUITY                       G&K Services, Inc. and Subsidiaries


                                                               Common Stock
                                                  Class A                       Class B
                                        Number of                      Number of
                                          Shares        Amount          Shares         Amount

Balance June 27, 1992                   12,258,914   $  6,129,000      1,243,394   $    622,000
   Net income                                 --             --             --             --
   Cash dividend
      $.10 per share                          --             --             --             --
   Sale of restricted stock
      to employees, net                     46,008         23,000           --             --
   Excess of additional pension
      liability over unrecognized
      prior service cost related
      to SERP                                 --             --             --             --
   Change in cumulative
      translation adjustment                  --             --             --             --
Balance July 3, 1993                    12,304,922      6,152,000      1,243,394        622,000
   Net income                                 --             --             --             --
   Cash dividend
      $.025 per share, pre-split              --             --             --             --
   Common stock split
      of 3-for-2                         6,152,267      3,076,000        621,695        311,000
   Cash dividend
      $.0525 per share                        --             --             --             --
   Sale of restricted stock
      to employees, net                     41,315         21,000           --             --
   Excess of additional pension
      liability over unrecognized
      prior service cost related
      to SERP                                 --             --             --             --
   Change in cumulative
      translation adjustment                  --             --             --             --
Balance July 2, 1994                    18,498,504      9,249,000      1,865,089        933,000
   Net income                                 --             --             --             --
   Cash dividend
      $.07 per share                          --             --             --             --
   Sale of restricted stock
      to employees, net                     44,856         23,000           --             --
   Decrease in excess of additional
      pension liability over
      unrecognized prior service
      cost related to SERP                    --             --             --             --
   Change in cumulative
      translation adjustment                  --             --             --             --
Balance July 1, 1995                    18,543,360   $  9,272,000      1,865,089   $    933,000

(table continued)

                                        Additional                    Cumulative
                                         Paid-In        Retained     Translation
                                         Capital        Earnings      Adjustment

Balance June 27, 1992                 $ 21,572,000   $ 55,382,000   ($ 1,266,000)
   Net income                                 --       11,123,000           --
   Cash dividend
      $.10 per share                          --       (1,353,000)          --
   Sale of restricted stock
      to employees, net                    450,000           --             --
   Excess of additional pension
      liability over unrecognized
      prior service cost related
      to SERP                                 --         (224,000)          --
   Change in cumulative
      translation adjustment                  --             --       (2,300,000)
Balance July 3, 1993                    22,022,000     64,928,000     (3,566,000)
   Net income                                 --       14,791,000           --
   Cash dividend
      $.025 per share, pre-split              --         (339,000)          --
   Common stock split
      of 3-for-2                        (3,387,000)          --             --
   Cash dividend
      $.0525 per share                        --       (1,072,000)          --
   Sale of restricted stock
      to employees, net                    218,000           --             --
   Excess of additional pension
      liability over unrecognized
      prior service cost related
      to SERP                                 --          (71,000)          --
   Change in cumulative
      translation adjustment                  --             --       (2,849,000)
Balance July 2, 1994                    18,853,000     78,237,000     (6,415,000)
   Net income                                 --       18,286,000           --
   Cash dividend
      $.07 per share                          --       (1,427,000)          --
   Sale of restricted stock
      to employees, net                    375,000           --             --
   Decrease in excess of additional
      pension liability over
      unrecognized prior service
      cost related to SERP                    --           78,000           --
   Change in cumulative
      translation adjustment                  --             --          337,000
Balance July 1, 1995                  $ 19,228,000   $ 95,174,000   ($ 6,078,000)


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   G&K Services, Inc. and Subsidiaries


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
[1] Principles of Consolidation - The accompanying consolidated financial statements include the accounts of G&K Services, Inc. (the Company) and its subsidiaries, all of which are wholly owned. Significant intercompany balances and transactions have been eliminated in consolidation.

   Inventory - New goods inventory is stated at the lower of first-in, first-out cost or market. Rental merchandise in service is stated at cost less amortization, which is not in excess of market, and is amortized over the service lives for financial reporting purposes while substantially all items are charged to expense when placed into service for income tax reporting purposes. In 1995 the Company changed the amortization of certain garment categories to more accurately match their estimated service lives. The effect of these changes was to increase annual net income $993,000 or $.05 per share. The Company provides deferred income taxes for the resulting timing difference, and related amounts aggregating $11,989,000 and $9,102,000 are included in the reserve for income taxes in the accompanying consolidated balance sheets as of July 1, 1995, and July 2, 1994.

   The components of inventory as of July 1, 1995, and July 2, 1994 are as follows:

                                    1995              1994
New goods                       $17,561,000       $ 6,904,000
Rental merchandise in service    30,986,000        22,774,000
                                $48,547,000       $29,678,000

   Property, Plant and Equipment - The Company provides for depreciation on accelerated methods for income tax purposes and principally on the straight-line method for financial reporting purposes over their estimated useful lives:

   Costs of significant additions, renewals and betterments, including outside computer software development costs, are capitalized. When an asset is sold or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts and the gain or loss on disposi tion is reflected in earnings. Maintenance and repairs are charged to expense when incurred.

   Per Share Data - Net income per share is based on the weighted average number of shares of common stock out standing during each year. All per share values have been restated to reflect a 3-for-2 stock split effected in the form of a dividend during 1994. Dividends per share increased 5% to $.0175 per share per quarter coinciding with the stock split.

   Intangible Assets Arising From Acquisitions - The cost of investment in subsidiaries and divisions in excess of underlying net assets (goodwill) is amortized over periods ranging 15 to 40 years. As of July 1, 1995, and July 2, 1994, accumulated amortization of goodwill was $6,369,000 and $5,429,000. Restrictive covenants, stated at cost less accumulated amortization balances of $8,001,000 and $6,967,000 as of July 1, 1995, and July 2, 1994, are being amortized over the terms of the respective agreements. Customer lists are amortized over the average life of an account.

   Prepaid Pensions - Prepaid pensions consist primarily of cash surrender values of life insurance policies and common stock and cash equivalents which are stated at their fair value as determined by quoted market prices.

   Pre-Opening Costs - Operating costs incurred prior to the opening of a new branch or during construction of a new plant are capitalized and amortized on a straight-line basis over a 12-month period when operations commence.

   Foreign Currency - For the Company's foreign operations, assets and liabilities are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are recorded as a separate component of stockholders' equity.

   Income Taxes - The Company and its subsidiaries file a consolidated federal income tax return and separate state and foreign returns. Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at currently enacted tax rates.

   Recent Accounting Pronouncement - Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"), effective for fiscal years beginning after December 15, 1993, requires accrual of the expected cost of benefits provided to former or inactive employees after employment but before retire ment either over the period of employment or as an expense at the date of the event giving rise to the benefits. Any such postemployment benefits provided by the Company have not been material and, accordingly, the adoption of SFAS 112 in fiscal 1995 did not have a material impact on the Company.

LONG-TERM DEBT
[2]  Debt as of July 1, 1995, and July 2, 1994, includes the following:

                                                       1995           1994
Borrowings
    under revolving credit agreements
   (Revolvers) with interest approximating
    prime rate (8.75% to 9.0% at July 1, 1995
    and 7.25% to 8.0% at July 2, 1994)             $41,735,000    $27,927,000
Senior notes payable to insurance
    company at rates of 10.62%
    and 8.46% due in varying
    amounts through 1998,
    interest payable semi-annually                  40,197,000     30,394,000
Industrial development revenue bonds,
    interest at 65% of the prime rate
    (5.85% at July 1, 1995, and 4.7% at July 2,
    1994), to 9.25%, payable in varying amounts
    through 2006, collateralized by land,
    facilities and irrevocable bank letter
    of credit totaling $1,037,000                    1,355,000      1,505,000
Restrictive covenants and other notes payable
    due in varying amounts through 2007                677,000        402,000
                                                    83,964,000     60,228,000
Less current maturities                             (7,445,000)    (5,552,000)
Total long-term debt                               $76,519,000    $54,676,000

   During 1995, the Company increased its U.S. credit line and concurrently borrowed $15,000,000 under a senior note payable in 1998.

   Under the terms of the Revolvers, the Company may borrow up to U.S. $50 million and Canadian (C.) $33.5 million. The Canadian amount decreases by C. $375,000 per quarter, expiring June 30, 1997. All borrowings under the Revolvers are due in June 1997. The Revolvers also allow the Company to issue up to U.S. $10 million, within the U.S. $50 million borrowing limit, in standby letters of credit. As of July 1, 1995, there were approximately $6,257,000 in outstanding letters of credit.

   Aggregate maturities of long-term debt for each of the five years subsequent to July 1, 1995, excluding amounts related to the Revolvers, are $7,445,000, $9,049,000, $25,055,000, $59,000, $67,000, and $554,000 thereafter.

   The Company's debt agreements contain various restrictive covenants which, among other matters, require the Company to maintain minimum consolidated net worth levels, as defined, and certain financial ratios. The agree ments also limit additional indebtedness, capital expenditures and cash dividends. As of July 1, 1995, the Company was in compliance with all such covenants.

   The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities and approximates its carrying value.


STOCKHOLDERS' EQUITY
[3]  The significant attributes of each class of common stock are as follows:

Class A - Each share is entitled to one vote and is freely transferable.

Class B - Each share is entitled to ten votes and can be converted to Class A common stock on a share-for-share basis. Until converted to Class A common stock, however, Class B shares are not freely transferable. No cash dividends can be paid on Class B common stock unless dividends of at least an equal amount per share are paid on Class A shares. Substantially all Class B shares are held by officers and employees of the Company.

   Sale of Common Stock to Employees - Prior to 1990 the Company sold shares of restricted stock to key employees at amounts approximating fair value through the issuance of interest bearing notes. These notes were paid in full at July 1, 1995, and totaled $23,000 at July 2, 1994. Shares of restricted common stock of the Company are pledged as collateral for these notes. The restricted stock may not be sold or transferred for periods ranging to 1999.

   During 1995 and 1994 the Company sold, net of cancellations, 44,856 and 41,315 shares of restricted stock to key employees at par value. The Company records compen sation expense as the restrictions are removed from the stock for the difference between the par value and fair market value. The Company has issued options to purchase 39,411 shares of Class A common stock at exercise prices ranging from $7.17 to $16.50 per share vesting through the year 2001. Options expire after a 10-year holding period. As of July 1, 1995, 12,329 options were exercisable.

   In fiscal 1994, the Company issued a 3-for-2 stock split effected in the form of a dividend. All per share values have been restated to reflect this stock split.

INCOME TAXES
[4] The Company accounts for income taxes using the liability method. The components of the provision for income taxes are as follows:

                                         Fiscal Years
                               1995          1994          1993
Federal:
    Current                $ 7,813,000   $ 8,005,000   $ 6,172,000
    Deferred                   623,000      (287,000)      785,000
                             8,436,000     7,718,000     6,957,000
State:
    Current                  1,053,000       976,000       686,000
    Deferred                   128,000       196,000       132,000
                             1,181,000     1,172,000       818,000
Foreign                      2,361,000     1,637,000       215,000
                           $11,978,000   $10,527,000    $7,990,000

   The reconciliation between income taxes using the statutory federal income tax rate and the recorded income tax provision is as follows:

                                         Fiscal Years
                               1995           1994          1993
Federal taxes computed
    by applying the
    statutory rate
    of 35%, 35%,
    and 34.5%              $10,593,000   $ 8,861,000     $6,594,000
State taxes, net of
    federal tax benefit        768,000       762,000        535,000
Effect of foreign
    tax rates                  702,000       493,000        270,000
Effect of permanent
    differences, tax
    rate changes and
    other, net                 (85,000)      411,000        591,000
Total provision            $11,978,000   $10,527,000     $7,990,000
Effective rate                    39.6%         41.6%          41.8%


   The provision for income taxes includes a noncurrent deferred provision of $1,526,000, $1,420,000, and $1,631,000 for 1995, 1994, and 1993, as a result of providing for timing differences principally relating to depreciation and amortization of property, plant and equipment, and the method used in accounting for employee benefit plans (see Note 5).

   Deferred tax assets and liabilities were adjusted during fiscal 1993 for the increase in Federal income tax rates under The Revenue Reconciliation Act of 1993, which was effective beginning January 1, 1993.

   Significant components of the Company's deferred tax assets and deferred tax liabilities as of July 1, 1995 and July 2, 1994, are as follows:

                                                 1995           1994
Deferred tax liabilities:
   Inventory amortization
      differences                            $(12,337,000) $ (9,102,000)
   Depreciation and property basis
      differences                             (10,039,000)  (10,045,000)
   Other                                       (4,618,000)   (6,403,000)
      Total deferred tax liabilities          (26,994,000)  (25,550,000)
Deferred tax assets:
   Net operating loss
      carryforwards - Work Wear                 1,911,000     2,916,000
   Accruals, reserves and other                 4,355,000     2,873,000
      Total deferred tax assets                 6,266,000     5,789,000
Net deferred tax liability                   $(20,728,000) $(19,761,000)


EMPLOYEE BENEFIT PLANS

[5]  PENSION PLAN
The Company has a noncontributory pension plan (the Plan) covering substantially all employees, except certain employees who are covered by union administered plans. Benefits are based on number of years of service and each employee's compensation near retirement. The Company makes an annual contribution to the Plan consistent with the funding requirements of Federal laws and regulations.

   The net pension cost in 1995, 1994 and 1993 includes the following components:

                                       1995         1994         1993
Service cost - benefits earned
   during the period               $  767,000    $  727,000    $626,000
Interest cost on projected
   benefit obligation                 753,000       677,000     583,000
Expected return on assets          (1,074,000)   (1,050,000)   (947,000)
Amortization of
   unrecognized net gain
   at June 30, 1985                   (97,000)     (120,000)   (116,000)
Net pension cost                   $  349,000    $  234,000    $146,000

   The funded status of the Plan at July 1, 1995, and July 2, 1994, was as follows:

                                                  1995          1994
Actuarial present value of:
   Vested benefit obligation                  $ 6,672,000   $ 5,792,000
   Accumulated benefit obligation             $ 7,034,000   $ 6,130,000
   Projected benefit obligation               $11,203,000   $ 9,612,000
Plan assets at fair value                      13,903,000    12,043,000
Assets in excess of projected
   benefit obligation                           2,700,000     2,431,000
Unrecognized transition net asset                (667,000)     (801,000)
Unrecognized net gain                          (2,100,000)   (1,402,000)
Unrecognized prior service cost                   741,000       794,000
Prepaid pension cost at year-end              $   674,000   $ 1,022,000

   The projected benefit obligation was determined using an assumed discount rate of 8% and an assumed long-term rate of compensation increase of 5%. The assumed long-term rate of return on plan assets is 9%. Plan assets consist primarily of common stocks and U.S. Government and corporate obligations.

UNION PENSION PLANS
   Certain employees of the Company are covered by union sponsored, collectively bargained, multiemployer pension plans (Union Plans). The Company contributed and charged to expense $338,000, $241,000, and $351,000 in 1995, 1994, and 1993
for such plans. These contributions are determined in accordance with the provisions of negotiated labor contracts and generally are based on the number of hours worked. The Company may be liable for its share of unfunded vested benefits, if any, related to the Union Plans. Information from the Union Plans' administrators is not available to permit the Company to determine its share, if any, of unfunded vested benefits.

EXECUTIVE RETIREMENT PLANS
   The Company has a nonqualified Supplemental Executive Retirement Plan (SERP) and a nonqualified Executive Deferred Compensation Plan (DEFCO) to provide designated executives and professional employees with retirement, death and disability benefits.

SERP
   Annual benefits under the SERP are based on years of service and individual compensation near retirement. Expense under the SERP for 1995, 1994, and 1993 was $557,000, $398,000, and $336,000. The accumulated benefit obligation, $2,736,000 as of July 1, 1995, and $2,423,000 as of July 2, 1994, is included in other noncurrent liabilities in the accompanying consolidated balance sheets. In addition, the difference between the additional pension liability and the unrecognized prior service cost resulted in an increase of $78,000 and a decrease of $71,000, respectively, to retained earnings in the accompanying 1995 and 1994 consolidated balance sheets. The Company has purchased life insurance contracts which may be used to fund the retirement benefits. The net cash surrender value of the contracts as of July 1, 1995, and July 2, 1994, was $1,608,000 and $1,216,000 and is included in other assets in the accompanying consolidated balance sheets.

DEFCO PLAN
   Under the DEFCO Plan, the Company matches a portion of the employees' salary reduction contributions and provides a guaranteed investment return which is adjusted annually. The Company's matching contributions under the DEFCO Plan were $162,000 in 1995, $130,000 in 1994, and $105,000 in 1993. The accumulated benefit obligation, $2,413,000 as of July 1, 1995, and $1,741,000 as of July 2, 1994, is included in other noncurrent liabilities in the accompanying consolidated balance sheets. The Company has purchased investments, including common stock and cash equivalents, which may be used to fund the retire ment benefits. As of July 1, 1995, and July 2, 1994, the investments had an aggregate market value of $2,348,000 and $1,785,000. These amounts approximate cost and are included in other assets in the accompanying consolidated balance sheets.

   Effective July 3, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). SFAS 115 requires certain investments to be categorized as either Trading, Available-for-Sale, or Held-to-Maturity. The Company's investments which will be used to fund the DEFCO plan are classified as Available-for-Sale. Under SFAS 115, such securities must be recorded at their fair market value, with unrealized appreciation (depreciation) reflected as a component of stockholders' equity. The impact of adopting SFAS 115 did not have a material impact on the Company's financial position or results of operations.

401(k) PLAN
   All full-time non-union employees are eligible to participate in a 401(k) plan after one year of service. The Company matches a portion of the employee's salary reduc tion contributions and provides investment choices for the employee. The matching contributions under the 401(k) plan, vested over a seven-year employment period, were $268,000 in 1995, $225,000 in 1994, and $203,000 in 1993.

EMPLOYEE RETIREMENT BENEFITS
   Employees retiring from the Company on or after attaining age 57 who have rendered at least ten years of service to the Company are entitled to continue health care and dental benefit coverage at the COBRA premium rate, which is less than incremental group costs. These benefits are subject to deductibles, copayment provisions and other limitations. The Company reserves the right to change or terminate the benefits at any time. The expected cost of these benefits is recognized as expense during the years that employees render service. The total cost of these postretirement benefits charged to expense was not significant for the years ended 1995, 1994, and 1993.

COMMITMENTS AND CONTINGENCIES
[6] The Company is a defendant in litigation arising in the ordinary course of business, including being named, along with other defendants, as a potentially responsible party at certain waste disposal sites where ground water contamination has been detected, or is suspected. In the opinion of management, settlement of the litigation will not have a material effect on the Company's annual results of operations or financial position.

LEASE COMMITMENTS
[7] The Company has noncancellable operating lease commitments for certain production and other equipment and delivery facilities which expire on various dates through 2000. Minimum annual rental commitments at July 1, 1995, for the fiscal years 1996 through 2000 are $1,709,000, $941,000, $509,000, $289,000, and
$150,000. In accordance with the terms of the lease agreements, the Company is required to pay real estate taxes and maintenance costs. Total lease expense for fiscal years 1995, 1994, and 1993 was $3,051,000, $2,812,000, and $2,613,000,
respectively.

GAIN FROM INSURANCE SETTLEMENT
[8]   In 1993, the Company realized a gain of $1,346,000 from an insurance settlement related to the destruction of its Albuquerque, New Mexico plant.

ACQUISITION
[9] In September 1994, the Company purchased certain assets of Bauman Carter Patterson Corporation (BCP) for $8,800,000. BCP manufactures industrial and commercial garments for the Company's own general inventory and for sale to third parties under contract. The acquisition was accounted for as a purchase. The purchase price was allocated as follows:

Current assets                             $4,039,000
Property, plant, and equipment              2,878,000
Other noncurrent assets                     1,883,000
                                           $8,800,000

GEOGRAPHIC INFORMATION
[10]   Geographic financial information is as follows:

                                            United
(in thousands)                              States     Canada     Total
1995:
   Revenue                                 $214,679   $ 47,802   $262,481
   Income from operations                    29,755      6,348     36,103
   Total assets                             188,776     64,557    253,333
   Capital expenditures                      33,679      2,868     36,547
   Depreciation and amortization expense     13,656      3,722     17,378
1994:
   Revenue                                 $180,776   $ 44,453   $225,229
   Income from operations                    25,321      4,430     29,751
   Total assets                             132,123     72,941    205,064
   Capital expenditures                      14,869      2,672     17,541
   Depreciation and amortization expense     11,846      3,916     15,762
1993:
   Revenue                                 $162,000   $ 45,904   $207,904
   Income from operations                    22,623      2,371     24,994
   Total assets                             124,165     77,657    201,822
   Capital expenditures                      12,025      1,227     13,252
   Depreciation and amortization expense     11,061      3,437     14,498

REPORT OF INDEPENDENT PUBLIC ACCOUNTS        G&K Services, Inc. and Subsidiaries


To G&K Services, Inc.:

We have audited the accompanying consolidated balance sheets of G&K SERVICES, INC. (a Minnesota corporation) AND SUBSIDIARIES as of July 1, 1995, and July 2, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended July 1, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G&K Services, Inc. and Subsidiaries as of July 1, 1995, and July 2, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 1, 1995, in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
August 29, 1995

QUARTERLY FINANCIAL DATA (unaudited)
Following is a summary of the results of operations for each of the quarters within fiscal years ended July 1, 1995, and July 2, 1994.

                              (In thousands, except per share data)
                               First     Second    Third    Fourth
1995
  Revenues                     60,533    65,554    66,718    69,676
  Net income                    4,357     4,648     4,420     4,861
  Net income per share (1)   $   0.21  $   0.23  $   0.22  $   0.24
  Dividends per share (1)    $ 0.0175  $ 0.0175  $ 0.0175  $ 0.0175
1994
  Revenues                   $ 53,354  $ 55,525  $ 57,132  $ 59,218
  Net income                    3,385     3,690  $  3,661     4,055
  Net income per share (1)   $   0.17  $   0.18  $   0.18  $   0.20
  Dividends per share (1)    $ 0.0167  $ 0.0175  $ 0.0175  $ 0.0175


RANGE OF STOCK PRICES
The Class A common shares of G&K Services, Inc., are traded on the NASDAQ National Market System. The trading symbol is GKSRA. High and low sale prices are shown by quarter for the last two fiscal years.



Fiscal 1995                         High              Low
 1st Quarter                       16 1/4            13
 2nd Quarter                       17                14 3/4
 3rd Quarter                       18 1/2            15 1/2
 4th Quarter                       19 1/2            17 3/4
Fiscal 1994
 1st Quarter (1)                   15 1/8            11 5/8
 2nd Quarter (1)                   15 5/8            12 7/8
 3rd Quarter                       17                13
 4th Quarter                       15 1/2            13 1/8



(1) Adjusted for effect of 3-for-2 stock split, effected in the form of a dividend.



RETURN TO G&K INVESTORS VERSUS S&P 500
The chart below shows the total value generated by an initial investment of $100 in G&K Services, including stock price appreciation and the reinvestment of dividend payments, compared to an equivalent investment in the Standard & Poor's 500 common stock index.

      During fiscal 1995, an investment in G&K's stock produced a total return of 26.3% compared with 25.5% for the Standard & Poor's 500. Over the ten-year period ended July 1, 1995, G&K generated a compound annual rate of return of 23.3% compared with 14.6% for the Standard & Poor's 500.

[GRAPH]

G&K SERVICES
(value of $100 investment over 10 years)

S&P 500      $329.47
G&K          $812.27

OFFICERS
RICHARD FINK
Chairman of the Board and Chief Executive Officer

WILLIAM HOPE
President and Chief Operating Officer

THOMAS MOBERLY
Vice President

STEPHEN F. LABELLE
Secretary and Treasurer


DIRECTORS
BRUCE ALLBRIGHT**
Retired, former President and Director
of Dayton Hudson Corporation
Minneapolis, Minnesota

PAUL BASZUCKI**
Co-Chairman of the Board and Chief Executive Officer
Norstan, Inc
Maple Grove, Minnesota

RICHARD FINK

WAYNE FORTUN*
President and Chief Operating Officer
Hutchinson Technology, Inc.
Hutchinson, Minnesota

DONALD GOLDFUS*
Chairman of the Board and Chief Executive Officer
Apogee Enterprises, Inc.
Minneapolis, Minnesota

WILLIAM HOPE

BERNARD SWEET**
Retired, former President and Chief Executive Officer
Republic Airlines
Minneapolis, Minnesota

* Audit Committee Member
** Compensation Committee Member


CORPORATE ADDRESS
G&K Services, Inc.
505 Waterford Park
Minneapolis, Minnesota 55441
(612) 546-7440


ANNUAL MEETING
Our annual shareholders' meeting will be held at 10:00 a.m., Wednesday, November 1, 1995, at the The Marquette Hotel, 710 Marquette Avenue, Minneapolis, Minnesota. All shareholders and members of the investment community are invited to attend and take part in the discussion of Company affairs.


INDEPENDENT ACCOUNTANTS
Arthur Andersen LLP
Minneapolis, Minnesota


TRANSFER AGENT AND REGISTRAR
Norwest Bank Minnesota, N.A.
Minneapolis, Minnesota


CORPORATE COUNSEL
Maslon Edelman Borman & Brand
A Professional Limited Liability Partnership
Minneapolis, Minnesota


10-K REPORT
Stockholders who wish to obtain a copy of our annual report 10-K, filed with the Securities and Exchange Commission for the fiscal year ended July 1, 1995, may do so by writing Stephen F. LaBelle, at the Corporate address.


                                INSIDE BACK PAGE

G&K SERVICES, INC.
505 Waterford Park
Minneapolis, MN  55441
(612) 546-7440

                                   BACK PAGE